Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of September 2004	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact:	21st September 2004
Maurizio Dessolis	FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel. +39 0437 7777
Fax +39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

DE RIGO

ANNOUNCES AN INCREASE OF 44.7% IN NET INCOME
FOR THE FIRST SIX MONTHS OF 2004

On September 20th, the board of directors of De Rigo S.p.A. approved the unaudited consolidated results for the first six months of 2004, which evidenced a strong growth in the Group's profitability, as demonstrated by the net income growth of 44.7%, as well as the achievement of a positive net financial position.

Highlights of the Group's unaudited consolidated results for the first six months of 2004 include:

  Net sales amounted to EUR 275.9 m1, an increase of 0.9% from the EUR 273.4 m posted in the same period last year. The sales results confirmed the positive trends in the Group's current businesses, as comparisons with the prior year were affected by De Rigo's sale during July 2003 of the controlling interest in Eyewear International Distribution ("EID"), a joint venture with the Prada Group.
  Excluding EID's sales from the Group's results for the first six months of 2003, the period on period increase in consolidated net sales was 8.8%.
  Income from operations before depreciation and amortization2 increased by 9.9% to EUR 35.5 m from the EUR 32.3 m posted in the first six months of 2003, and represented 12.9% of net sales, as compared with 11.8% in the same period last year.
  Income from operations grew by 18.7% to EUR 22.9 m from the EUR 19.3 m recorded in the first six months of 2003, and represented 8.3% of net sales, as compared with 7.1% in the same period last year.
  Net income amounted to EUR 12.3 m, an increase of 44.7% from the EUR 8.5 m recorded in the first six months of 2003 and represented 4.5% of net sales, as compared with 3.1% in the same period last year.
  At 30 th June 2004, the net financial position 3 of the De Rigo Group was positive and amounted to EUR 16.4 m, as compared with the net debt of EUR 3.6 m recorded at 31st December 2003.

______________________________
1 The Group reports its results in Euro. On September 20th, 2004, the official Euro/U.S. Dollar exchange rate, as reported by the European Central Bank, was EUR 1 = USD 1.2132. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy ("Italian GAAP").
2 The Group believes that the income from operations before depreciation and amortization and the other non-Italian GAAP data included in this release, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with Italian GAAP, enhance an understanding of the Group's results of operations. The Group's management uses income from operations before depreciation and amortization as one of the bases on which it analyses the performance of the Group and its segments, as management generally does not have control over the amortization periods for goodwill and other intangibles or the related depreciation amounts. Income from operations before depreciation and amortization should not, however, be considered in isolation as a substitute for net income, operating income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. The Group calculates income from operations before depreciation and amortization as being equal to income from operations plus depreciation and amortization, as detailed in the table accompanying this release, which also includes a detailed reconciliation between income from operations before depreciation and amortization and the other non-Italian GAAP measures used in this release and the most directly comparable Italian GAAP measures.
3 In accordance with Italian practice, management uses net financial position as the primary measure of the Group's debt position. A detailed reconciliation between the net financial position and the most directly comparable Italian GAAP measures is provided in the accompanying table.

The results posted by the Group in the first six months of 2004 reflected the contribution of each of the Company's business segments during the periods under review.

The following table summarizes the principal unaudited results of each of the Group's business segments for the periods indicated in millions of EUR:

				Income from
				operations
Group's	Sales		%	before		%	Income from		%
Business Segments			Change	depreciation		Change	operations		Change
				and
				amortization

	1H	1H		1H	1H		1H	1H
	2004	2003		2004	2003		2004	2003

Wholesale & Manufacturing	82.8	79.9	+3.6%	18.3	12.8	+43.0%	16.3	10.7	+52.3%
Retail	198.7	182.6	+8.8%	17.2	17.3	-0.6%	6.6	6.9	-4.3%
- D&A	127.3	116.5	+9.3%	5.1	5.4	-5.6%	0.8	1.2	-33.3%
- GO	71.4	66.1	+8.0%	12.1	11.9	+1.7%	5.8	5.7	+1.8%
EID	-	19.8	-100.0%	-	2.2	-100.0%	-	1.7	-100.0%
Intercompany Eliminations	-5.6	-8.9	-37.1%	-	-		-	-

Total	275.9	273.4	+0.9%	35.5	32.3	+9.9%	22.9	19.3	+18.7%

Wholesale & Manufacturing

Sales of the wholesale & manufacturing segment amounted to EUR 82.8 m, an increase of 3.6% as compared with EUR 79.9 m posted in the first six months of 2003. The increase in wholesale & manufacturing sales was primarily due to very strong sales results in certain Far East markets, particularly Japan and Hong Kong, as well as in several European markets, including Germany, Spain and Greece.

Gross margins at the wholesale & manufacturing segment continued to increase, reflecting a reduction in both the cost of goods sold, as a result of improved efficiencies in the manufacturing process, and a more favourable sales mix, as the segment's sales in channels offering higher margins increased, more than offsetting the fact that the results for the first half of 2003 had also included relatively lower margin sales to EID.

Primarily as a result of the higher gross margin, the segment posted strong growth in both income from operations before depreciation and amortization and income from operations: income from operations before depreciation and amortization increased by 43.0% to EUR 18.3 m from the EUR 12.8 m recorded in the first six months of 2003 and represented 22.1% of net sales, as compared with 16.0% in the same period last year; income from operations increased by 52.3% to EUR 16.3 m from EUR 10.7 m in the first six months of 2003, and represented 19.7% of net sales, as compared with 13.4% in the same period last year.

Retail

Sales of the retail segment increased by 8.8% to EUR 198.7 m, as compared with the EUR 182.6 m posted in the first six months of 2003. The increase in net sales reflected same store sales per working day growth of 7.8% at General Optica ("GO"), the Group's Spanish retail chain, and 7.6% at Dollond & Aitchison ("D&A"), the Group's British retail chain, as well as the impact of GO's continuing expansion of its network of company-owned and franchised stores.

Income from operations before depreciation and amortization for the retail segment as a whole was essentially stable at EUR 17.2 m as compared with the EUR 17.3 m posted in the first six months of 2003 and represented 8.7% of sales, as compared with 9.5% in the same period last year. Income from operations for the segment as a whole amounted to EUR 6.6 m, a decrease of 4.3% from the EUR 6.9 m posted in the first six months of 2003 and represented 3.3% of sales, as compared with 3.8% in the same period last year.

These results reflect the contribution of the Group's two retail chains:

GO grew sales by 8.0% to EUR 71.4 m, while its income from operations before depreciation and amortization increased by 1.7% to EUR 12.1 m from the EUR 11.9 m posted in the first six months of 2003, representing 16.9% of sales as compared with 18.0% in the same period last year. The increase in income from operations before depreciation and amortization was primarily due to the growth in sales as a result of positive same store sales and the opening of new owned and franchised stores, while its decrease as a percentage of sales was primarily a consequence of higher advertising expenses.

Income from operations increased by 1.8% to EUR 5.8 m from the EUR 5.7 m posted in the first six months of 2003, representing 8.1% of sales, as compared with 8.6% in the same period last year. Income from operations increased in absolute terms at a lesser rate than income from operations before depreciation and amortization, as GO incurred higher depreciation expenses as a result of its investments in the opening of new stores and in the refitting of certain existing stores.

D&A's sales grew to EUR 127.3 m, an increase of 9.3% as compared with sales of EUR 116.5 m posted in the first six months of 2003. Sales grew by 6.5% in Pound Sterling terms, reflecting the appreciation of the Pound Sterling against the Euro during the period, while same store sales per working day increased by 7.6% . The increase in D&A's sales was primarily attributable to the Company's aggressive marketing campaigns which successfully increased D&A's market share but at the same time continued to exert pressure on its operating margins.

As a result, income from operations before depreciation and amortization amounted to EUR 5.1 m, a decrease of 5.6% as compared with the EUR 5.4 m posted in the first six months of 2003, and represented 4.0% of sales, having represented 4.6% in the same period last year, while income from operations decreased by 33.3% to EUR 0.8 m from EUR 1.2 m, and represented 0.6% of sales, having represented 1.2% in the same period last year.

Additional information on consolidated results and personnel changes

  Basic earnings per share increased by 47.4% to EUR 0.28 from the EUR 0.19 posted in the first six months of 2003. Diluted earnings per share increased by 42.1% to EUR 0.27 from the EUR 0.19 posted in the first six months of 2003.
  Income taxes amounted to EUR 10.1 m, as compared with EUR 8.5 m in the first six months of 2003.The Group's income was taxed at an effective rate of 44.3%, as compared with an effective tax rate of 48.7% in the same period last year. The decrease in the effective tax rate was primarily due to a lower tax rate in the Wholesale & Manufacturing business segment, reflecting the reduction in the Italian corporate tax rate and the positive performance of certain subsidiaries that allowed the utilization of losses carried forward from previous years.
  Additions to property, plant and equipment amounted to EUR 7.4 m in the first six months of 2004, as compared with EUR 3.3 m in the same period last year. The increase was primarily attributable to higher investments in the refitting of existing stores and the opening of new stores at the retail business segment.
  Russell Hardy resigned as CEO of D&A with effect from September 17 th. The board has nominated Andrew Ferguson as new CEO. Andrew has been Commercial and Operations Director at D&A since 1997.

* * * * *

Ennio De Rigo, Chairman of the De Rigo Group, commented on the first six months of 2004's results: "Our results for the first six months continued to show the very positive trend in our Group's operations, as demonstrated by strong earnings growth as compared with last year.

The wholesale & manufacturing business sharply improved its profitability and we are gradually developing commercial and distribution synergies with the Viva Group while looking forward to expand the scope of this strategic alliance.

General Optica is on track to deliver another year of growth in line with our expectations. Dollond & Aitchison grew its sales but its margins are still lower than our expectations: we are strongly committed to the on-going restructuring process at D&A and believe we will be able to extract value from its operations."

* * * * *

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Givenchy, Celine, Fendi and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Escada, Etro, Fila, Furla, La Perla, Mini and Onyx and its own brands Police, Sting and Lozza.

DE RIGO S.p.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(In thousands of Euro)

	For the six months ended June 30,

	2004	2003

NET SALES	275,886	273,366

COST OF SALES	105,176	108,710

GROSS PROFIT	170,710	164,656

COSTS AND EXPENSES
Commissions	6,491	8,171
Advertising and promotion expenses	19,695	18,724
Other selling expenses	103,387	99,770
General and administrative expenses	18,197	18,712

	147,770	145,377

INCOME FROM OPERATIONS.........…	22,940	19,279

OTHER (INCOME) EXPENSES
Interest expense	499	1,579
Interest income	(280)	(222)
Other (income) expenses, net	34	439

	253	1,796

INCOME BEFORE INCOME TAXES	22,687	17,483

INCOME TAXES	10,056	8,516

INCOME BEFORE MINORITY
INTEREST	12,631	8,967
MINORITY INTEREST	308	509

NET INCOME	12,323	8,458

DE RIGO S.p.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of Euro)

	June 30,	December 31,	June 30,
	2004	2003	2003

ASSETS
Current assets:
Cash and cash equivalents	30,488	19,634	21,990
Investment in debt securities	-	-	-
Accounts receivable, trade, net of
allowances for doubtful accounts	76,464	61,938	92,441
Inventories	45,540	49,366	55,929
Deferred income taxes	12,958	13,018	13,854
Prepaid expenses and other current assets	12,677	12,393	13,210

Total current assets	178,127	156,349	197,424

Property, plant and equipment:
Land	17,069	16,848	17,576
Buildings	55,485	54,587	54,991
Machinery and equipment	25,974	25,491	25,485
Office furniture and equipment	89,365	82,800	83,136
Construction in progress	-	-	274

	187,893	179,726	181,462
Less: accumulated depreciation	(78,261)	(70,643)	(69,194)

Property, plant and equipment, net	109,632	109,083	112,268

Goodwill and intangible assets	101,407	103,891	108,876
Other non current assets	7,149	7,564	8,925

TOTAL ASSETS	396,315	376,887	427,493

DE RIGO S.p.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of Euro)

	June 30,	December 31,	June 30,
	2004	2003	2003

LIABILITIES AND SHAREHOLDERS'
EQUITY
Current liabilities:
Bank borrowings	13,508	22,569	65,767
Current portion of long-term debt	117	166	183
Accounts payable, trade	70,900	66,141	72,170
Commissions payable	1,079	895	2,014
Income taxes payable	7,839	5,452	6,120
Deferred income taxes	1,122	1,392	651
Accrued expenses and other current liabilities .
	33,666	27,223	34,676

Total current liabilities	128,231	123,838	181,581

Termination indemnities and other employee
benefits	9,942	9,755	9,371
Deferred income taxes	8,452	8,670	9,801
Long –term debt, less current portion	464	497	605
Other non current liabilities	8,017	7,243	8,291

Shareholder's equity:
Capital stock	11,626	11,626	11,626
Additional paid-in capital	54,490	54,490	54,490
Retained earnings	173,736	161,413	151,393
Foreign currency translation	(3,680)	(5,682)	(4,702)
Revaluation surplus	5,037	5,037	5,037

Total shareholders' equity	241,209	226,884	217,844

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	396,315	376,887	427,493

Reconciliation of income from operations before depreciation and amortization with most directly comparable Italian GAAP measure
(In millions of Euro)

De Rigo Group	1H 2004	1H 2003	% Change

Income from operations	22.9	19.3	+18.7%
Amortization of goodwill	3.1	3.2	-3.1%
Amortization of other intangibles	1.1	1.3	-15.4%
Depreciation	8.4	8.5	-1.2%

Income from operations before
depreciation and amortization	35.5	32.3	+9.9%

Wholesale & Manufacturing	1H 2004	1H 2003	% Change

Income from operations	16.3	10.7	+52.3%
Amortization of goodwill	0.1	0.2	-50.0%
Amortization of other intangibles	0.5	0.5	0.0%
Depreciation	1.4	1.4	0.0%

Income from operations before
depreciation and amortization	18.3	12.8	+43.0%

Retail	1H 2004	1H 2003	% Change

Income from operations	6.6	6.9	-4.3%
Amortization of goodwill	3.0	3.0	0.0%
Amortization of other intangibles	0.6	0.7	-14.3%
Depreciation	7.0	6.7	+4.5%

Income from operations before
depreciation and amortization	17.2	17.3	-0.6%

Dollond & Aitchison	1H 2004	1H 2003	% Change

Income from operations	0.8	1.2	-33.3%
Amortization of goodwill	0.8	0.8	0.0%
Amortization of other intangibles	0.2	0.3	-33.3%
Depreciation	3.3	3.1	+6.5%

Income from operations before
depreciation and amortization	5.1	5.4	-5.6%

General Optica	1H 2004	1H 2003	% Change

Income from operations	5.8	5.7	+1.8%
Amortization of goodwill	2.2	2.2	0.0%
Amortization of other intangibles	0.4	0.4	0.0%
Depreciation	3.7	3.6	+2.8%

Income from operations before
depreciation and amortization	12.1	11.9	+1.7%

EID	1H 2004	1H 2003	% Change

Income from operations	0.0	1.7	-100.0%
Amortization of goodwill	0.0	0.0	0.0%
Amortization of other intangibles	0.0	0.1	-100.0%
Depreciation	0.0	0.4	-100.0%

Income from operations before
depreciation and amortization	0.0	2.2	-100.0%

Reconciliation of Net Financial Position with most directly comparable Italian GAAP measure
(In millions of Euro)

	June 30,	December 31,
	2004	2003

Cash and cash equivalents	30.5	19.6
Investment in debt securities	0.0	0.0
Bank Borrowings	-13.5	-22.5
Current portion of long term debt	-0.1	-0.2
Long term debt, less current portion	-0.5	-0.5

Net Financial Position	16.4	-3.6

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2004	DE RIGO S.p.A.
By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer